FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2025

PRC Equity Fund I, LLC

Commission File No. 024-12507

EIN No. 99-3256668

Nevada

(State or other jurisdiction of incorporation or organization)

PRC, Incorporated

433 East Las Colinas Blvd., Suite 1200,

Irving, TX 75039

Office: (817) 405-0218

Email: cwilliams@pioneerrealtycapital.com

Class A Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of PRC Equity Fund I, LLC (the “Company,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, achievements, or industry results to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. These risk factors include, but are not limited to, the factors referenced in the PRC Equity Fund I, LLC Amended Offering Circular filed pursuant to Regulation A, dated October 8, 2025 (“Offering Circular”), in the section entitled “RISK FACTORS” which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the related disclosures of contingent assets and liabilities. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Item 1 — Description of Business

Summary

PRC Equity Fund I, LLC (the “Company” or the “Fund”) is a Nevada limited liability company formed on May 22, 2024 for the purpose of identifying, acquiring and developing real estate assets throughout the United States, with an initial focus on student housing and both Class A and Class B multifamily properties, the ability to pursue other commercial real estate assets such as self-storage, warehouse and light industrial, office and retail properties, and the ability to deploy capital in real estate-backed investments. The Company is managed by PRC, Incorporated (the “Manager”), an affiliate of Pioneer Realty Capital, LLC. The Company conducts its offering of Class A units pursuant to Regulation A (Tier 2) under the Securities Act of 1933, with a maximum offering amount of $75,000,000.

Affiliates

The following entities are affiliated with the Company and are beneficially owned by the Principal of the Manager, Charles Williams:

●	PRC, Incorporated — the Manager of the Company; owned 100% by Charles Williams.

●	Pioneer Realty Capital, LLC — an affiliate of the Company; owned 100% by Charles Williams; also acts as underwriter/lender for real estate-backed debt investments.

●	PRC CRE Investments, LLC — provides property-management-related services pursuant to an agreement with PRC, Incorporated; owned 100% by Charles Williams.

●	Gates of PV Apt I, LLC — a related party under common control into which the Company has currently deployed the majority of its Capital; the borrower under the Company’s note receivable and the entity in which the Company holds its Phase II investment. Its equity consists of Class A non-voting interests held by a group of individual investors and Class B sponsor interests, 100% of which are held by Charles Williams, who also controls PRC, Incorporated, the Manager of the Company.

General Development of the Business (Since Inception)

The Company was organized on May 22, 2024 and had its Regulation A offering qualified on October 4, 2024. After raising the minimum offering amount, the Company issued its first membership units in March 2025 and released the corresponding funds from escrow. During the year ended December 31, 2025, the Company issued 2,854 Class A units for aggregate subscriptions of $2,854,000 and received an additional $108,000 of subscriptions for units to be issued. As of September 30, 2026, investors had subscribed for approximately 6,344 Class A units for aggregate new subscriptions of approximately $6,344,000 in this Regulation A offering.

During 2025 and the first three quarters of 2026, the Company deployed capital principally into a related-party real estate program, the Gates at PV project in Prairie View, Texas, described below. In addition, in 2026 the Company invested $64,500 for a membership interest in CCBW-Kennedale LLC, the Texas limited liability company that owns the Kennedale Oaks townhome property in Kennedale, Texas, which is managed by the Manager’s affiliate, Pioneer Realty Capital, LLC. Distributions are made pro rata by percentage interest, and approximately twenty unaffiliated investors hold interests alongside the Company. The terms are described in Item 5.

The Gates at PV Project

The Company’s principal assets relate to the Gates at PV project in Prairie View, Texas, developed and owned by Gates of PV Apt I, LLC (the “Project Owner”), a related party under common control with the Company’s principal. The Project Owner owns six contiguous parcels (Lots 1 through 6) totaling approximately 29.8 acres. The six parcels comprising the Project are summarized in the table below:

Parcel	Acreage	Square feet	Status / intended use
Lot 1	6.0810 ac	264,886	120-unit student-housing community; expected to be refinanced or sold to repay the Company’s note
Lot 2	9.6804 ac	421,680	Possible future acquisition by the Company (no commitment)
Lot 3	0.2971 ac	12,940	Project clubhouse; not expected to be purchased by the Company
Lot 4	5.7367 ac	249,890	To convert to Company fee ownership; planned hotel / self-storage / retail development
Lot 5	5.0034 ac	217,948	To convert to Company fee ownership; planned hotel / self-storage / retail development
Lot 6	3.0269 ac	131,850	To convert to Company fee ownership; planned hotel / self-storage / retail development
Total, Lots 4–6	13.7670 ac	599,688
Total, all six parcels	29.8255 ac	1,299,194

The Company holds two separate assets relating to the Project.

●	Secured Loan to Gates of PV Apt I, LLC (related to Lot 1). The Company holds a discretionary delayed-draw promissory note from Gates of PV Apt I, LLC, a related party under common control, effective March 1, 2025, providing for a maximum commitment of up to $2,500,000, bearing interest at 12% per annum (simple) on each funded advance, and maturing March 1, 2027. As of September 30, 2026, the Company has deployed a total principal balance of $1,090,394 and does not expect to fund additional advances under the facility. Accrued interest on the note was $114,717 at December 31, 2025 and $180,141 at June 30, 2026. The Company received $78,000 of cash payments on the note in July and August 2026, which were applied to accrued interest, leaving accrued interest receivable of $134,853 at September 30, 2026 with the principal balance unchanged. The note is secured by a pledge of the Class B membership interests in PV Apt I, LLC held by Pioneer Realty Capital, LLC (which is the manager of PV Apt I, LLC and is wholly owned by Charles Williams). The underlying property (Lot 1) contains a 120-unit (168-bed) student-housing community in Prairie View, Texas, adjacent to Prairie View A&M University, a member of The Texas A&M University System. The Manager does not intend to extend the note beyond its March 1, 2027 maturity and expects it to be repaid from the refinancing or sale of the Lot 1 student-housing property.

●	Deposit towards Real Property Acquisition: Gates at PV Phase II development (related to Lots 4, 5 and 6). As of September 30, 2026, the Company has deployed approximately $1,675,844 in the Phase II portion of the Gates at PV project (which was funded subsequent to December 31, 2025). In substance, this is a deposit toward the Company’s acquisition of three identified real-estate parcels — Lots 4, 5 and 6, Block 1 of the Gates at PV final plat — which, under a companion Land Conversion and Exit Participation Agreement, are assigned a locked conversion value and remain titled to Gates of PV Apt I, LLC only pending conversion. This is presently structured as an equity investment in the current property owning entity, rather than as a deposit towards a direct purchase, because negative-pledge covenants under the project’s existing senior land loan with First Eagle currently prohibit a direct conveyance of the parcels. Upon retirement of the First Eagle obligation and release of those covenants, the Company’s position converts to a direct, undivided fee interest in Lots 4, 5 and 6 under a companion Land Conversion and Exit Participation Agreement (which will be conveyed to the Company by deed). The Company expects this conversion to occur within approximately one year. However, there is no guarantee as to the timing of that retirement or that the conveyance will be completed. The Company intends to develop Lots 4, 5 and 6 for hotel, self-storage, and retail uses.

The Company may in the future acquire Lot 2 (approximately 9.68 acres) but has not committed to do so.

The 120-unit (168-bed) community developed by the Manager’s affiliates was financed in 2025 with taxable conduit bonds and was master-leased to the Texas A&M University System for the 2023–2024 and 2024–2025 academic years (lease executed August 8, 2023 and renewed through July 31, 2025). The Texas A&M University System paid base rent on a timely basis; however, responsibility for common-area maintenance charges and related reimbursements rested with Prairie View A&M University, which remitted those amounts significantly late and sought discounts on amounts owed. In light of strong student demand at the location, the Manager and its affiliates elected not to renew the master lease upon its expiration on July 31, 2025, and the property is now leased directly to students and managed by Redstone Residential, an unaffiliated third-party property manager.

The Manager is in discussions with the university regarding a new master lease or an affiliation agreement covering Phase I and the planned Phase II. If those discussions result in an executed agreement, the Manager intends to pursue the tax-exempt municipal bond exit for both phases (described in the following section), with Project PRC or a subsidiary as the qualified 501(c)(3) borrower and bonds issued through a conduit issuer under Chapter 53 of the Texas Education Code. However, no agreement with the university has been executed, no bonds have been authorized and no issuer has been engaged. The Manager currently considers it more likely that the Company will proceed to develop Phase II on the land it has contracted to acquire, financed with project-level debt and equity, and that the exit for Phase II will be a sale of the completed and stabilized community to a DST, with the tax-exempt bond sale as the alternative if the university relationship supports it, and a market sale or a hold as the fallbacks. Development of Phase II in that manner would be an extended-hold project of the kind described below under “Student Housing Strategy — Extended-hold projects”, with the construction, lease-up and leverage risks that entails, and would require capital the Company does not yet have. These intentions reflect the Company’s current assessment and are subject to change; the Manager will pursue whichever path it judges most efficient and profitable for the Company as the situation develops.

Updated Business Plan as of October 2026

The Company’s purpose is to acquire and develop income-producing real estate assets, with a primary focus on student, workforce and affordable housing, principally in Texas and the Southeast. The Company may also pursue, on parcels it acquires, complementary mixed-use development (hotel, retail and self-storage), other commercial real estate classes (self-storage, warehouse and light industrial, office and retail), and real estate-backed debt investments, each as described below. The Company expects to hold any given real estate for approximately three to seven years, and to operate for a total of approximately ten years, after which the Manager intends to begin disposing of properties and returning capital to Members.

Student Housing Strategy

The need the strategy addresses

Enrollment at public universities and at historically Black colleges and universities (“HBCUs”) is growing, and the supply of student beds is not keeping pace. The National Student Clearinghouse Research Center reported that undergraduate enrollment at public four-year institutions rose 1.4% in fall 2025 and that first-year enrollment at those institutions rose 1.9% to approximately 971,000 students, while enrollment at private four-year institutions declined; the same source reported a 3.6% increase in HBCU enrollment between spring 2025 and spring 2026. Management attributes this growth to the pace of technological change in the workforce, which is increasing demand for degrees in technical, scientific and health fields and for graduate and doctoral programs that public universities and HBCUs are expanding. Individual institutions illustrate the housing gap: North Carolina A&T reported fall enrollment above 16,000 with roughly 6,000 students housed on campus; Virginia State University surpassed 5,000 students and is building a 454-bed residence hall after relying on temporary housing; Southern University, Xavier University of Louisiana and Edward Waters University have each announced new residence halls (500 to 850 beds) to catch up with enrollment, in Edward Waters’ case the first new residence hall in more than forty years. These figures are drawn from third-party sources the Company believes reliable but has not independently verified; they describe market conditions, not the Company’s results.

Many of the universities experiencing this growth are public institutions in smaller and rural markets that are not members of the major athletic conferences. The national student-housing developers concentrate on large flagship campuses, and the Manager’s experience is that few of them pursue projects of 120 to 500 beds in tertiary markets. The result is a persistent mismatch: rising demand for beds at growing universities, and little new supply. The Company’s student housing strategy is to partner with those universities to supply the housing their enrollment requires.

Why the partnership matters: tax-exempt financing

The cost of capital is the principal constraint on building student housing in these markets. Tax-exempt municipal bond financing materially lowers that cost, but it is available only to a qualified nonprofit organization whose mission the project serves, and student housing is not automatically treated as relieving a burden of government. For a project to qualify, bond counsel must be able to opine that the housing reduces a burden that the public university would otherwise bear. That opinion relies on documentation from the university: an affiliation agreement, a master lease, or in some cases a letter of support, under which the university confirms that the project serves its students and relieves its own housing burden. The Company’s student-housing projects are therefore structured from the outset around a university relationship that supports a bond-counsel opinion, with Project PRC Corporation or a subsidiary thereof (an independent 501(c)(3) organization on whose board Mr. Williams serves as chairman) as the intended nonprofit borrower and owner of the bond-financed facility. Under that structure, legal title to and control of the completed facility must remain with the nonprofit borrower and no private party may share in its net revenues; the Company’s participation is through the land, the pre-development work and the sale of the project to the nonprofit, not through ownership of the completed facility.

What the Company does: pursuit capital

A nonprofit borrower seldom has the funds to carry a project from concept to a bond closing. Before a financing package can be approved by the university and presented to a conduit issuer and underwriter, someone must acquire or control the land, pay for entitlements and zoning, commission the feasibility, market, environmental, appraisal and geotechnical studies, engage architects and engineers through design, and secure legal and financial advisors. The Company’s role is to provide these services, which the Manager refers to as deploying pursuit capital. For an off-campus project, the Company acquires or gains contractual control of the land through a wholly owned subsidiary and does the work of setting up the entitlement, zoning, and project design to make the project ready for financing. For an on-campus project, where the university owns the land, the Company does not acquire land; it funds the same pre-development work and owns the resulting project rights, plans and approvals, so that what is delivered to the nonprofit is a shovel-ready project rather than a parcel. The strategy may also extend to faculty housing and to other university-serving buildings where the same financing structure can be applied.

Conditions before the Company commits capital

The Company does not deploy pursuit capital on the strength of an idea. Before it does substantial work, the university must have agreed in writing, through a letter of intent or equivalent, to enter into the master lease, affiliation agreement or other arrangement that will support the bond financing, and the Company must have obtained bond counsel’s preliminary confirmation that the project, as structured, can qualify for tax-exempt financing. The Company intends to seek the university’s agreement to reimburse the pre-development costs if the university elects not to proceed to a master lease or affiliation agreement, although such an undertaking may not be obtainable on every project. Once those conditions are met, the Company conducts the work through its subsidiary, and the work proceeds through various reviews (bond underwriter and bond counsel, lender or preferred-equity partner where project-level capital is involved, appraisal, property-condition and environmental assessments, and contractor evaluation), any of which can cause the financing to be withdrawn.

Repayment at bond closing

When the project is ready for financing, the Company sells it to the nonprofit borrower, which acquires it with the proceeds of the tax-exempt bonds. The sale price to the nonprofit is set at fair market value supported by an independent appraisal, which is required both by the bond financing and to avoid any private inurement or private benefit that could jeopardize the borrower’s tax-exempt status. However, the Company expects to target a repayment equal to approximately 200% of the cost of its work, and the basis for that target is the value created during the pursuit: entitled, designed, permitted and university-supported land (or a shovel-ready on-campus project) is worth materially more than raw land or an unapproved concept. In these kinds of projects, the Company will receive no return until a bond closes, which can take a year or more, and if no bond can be sold then the Company will likely lose money on the project (unless it can collect on a university reimbursement obligation which covers such contingencies). After closing, the Company and its affiliates are expected to remain involved through completion of construction and may earn development, construction-management or similar fees from the project, as described under “Project-level compensation of Pioneer and other affiliates” in Item 5.

Extended-hold projects

In limited cases the Manager may conclude that the Company should continue to own the project through construction and receipt of the certificate of occupancy rather than exiting at bond closing, where that is necessary or beneficial to realize the project’s value. That is not the standard model and is expected to be uncommon. In such a case the Company would earn the difference between its cost and the project’s fair market value on a sale of the completed, stabilized project, which could be made to a nonprofit financed with tax-exempt bonds, to a Delaware statutory trust, or to a market-rate buyer, with the project-level leverage, construction and lease-up risks described under “Risk Factors” in the Offering Circular.

Multiple exits by design

Development projects of this kind are fluid. The university’s needs, the bond and credit markets, construction costs and the positions of other parties change continually and are beyond the Company’s control; a university may, for example, decide to acquire a project or a site itself, decline to proceed, or change the form of its support. Nothing described in this strategy is fixed, and the Company expects the plan for any individual project, including the Gates at PV project, to change as circumstances change. The Company’s objective on every project is to identify and pursue the most efficient, effective and profitable exit available at the time, and to preserve more than one path to it.

The Company does not enter a student-housing project with a single way out. Its first preference is to exit at the earliest point, the bond closing at which the nonprofit borrower takes over the project and repays the Company’s pursuit capital. If a project must be held and further capital invested to complete construction, so that the Company ends up owning a stabilized asset, the Company intends to have more than one exit option available to it. Such options include a sale to a nonprofit financed with tax-exempt municipal bonds; a sale to a Delaware statutory trust (“DST”) sponsored for the property, which places the asset with investors seeking like-kind exchange treatment; a sale at market to an institutional or other third-party buyer; or holding the stabilized asset, with its cash flow, until market conditions make a sale economically attractive. Which exit is used on any project will depend on the university relationship, the availability of tax-exempt financing, appraised value, and market conditions at the time. Note that, regardless of the Company’s initial plans for its intended exit when it starts a project, the Company may change its exit strategy for a project at any time, and no exit is assured for any given project.

Where the strategy stands

The Manager is in preliminary discussions regarding student housing serving the University of North Texas and Alcorn State University, and the same partnership structure and the same set of exits would apply to those and to other universities with which the Manager is in contact. No agreement, site or financing exists for either, and neither university has endorsed the Company. The Company did not fund the Phase I pursuit and has not yet been repaid pursuit capital on any project under this strategy.

Principal risks

This strategy depends on university cooperation, on bond counsel’s opinion, on the tax-exempt bond market, on appraised value supporting the targeted repayment, and on the Company’s ability to fund pursuits in the first place. Additionally, in many cases, the board of Project PRC or an affiliate non-profit must approve the purchase and its terms, which creates a conflict of interest because Mr. Williams acts as the principal executive officer of the Company’s Manager as well as the chairperson of the board of the nonprofit purchasing the project. See “Risk Factors” in the Offering Circular.

Affordable, Workforce and Senior Housing Strategy

The need the strategy addresses

The shortage of housing that low- and moderate-income households can afford is national and persistent. The National Low Income Housing Coalition’s report The Gap (March 2026) estimates a shortage of approximately 7.2 million rental homes affordable and available to extremely low-income renter households, with approximately 35 such homes available for every 100 such households nationally and 26 per 100 in Texas. Harvard’s Joint Center for Housing Studies reports that approximately 22.7 million renter households, about half of all renters, pay more than 30% of income for housing. Demand from older residents is growing faster still: the Joint Center reports that 34% of households headed by a person 65 or older were cost-burdened in 2023, a record 12.4 million households and an increase of nearly 2.3 million since 2019, and that 58% of older renters, some 4.5 million households, were cost-burdened, most of them severely. The University of Virginia’s Weldon Cooper Center projects that the population aged 65 and over will grow approximately 38% nationally and approximately 67% in Texas between 2020 and 2040. Senior housing is one of the fastest-growing segments of real estate investment, but the age-restricted communities being built today are generally priced for residents with substantial retirement income; new supply for seniors at or near the poverty line is scarce, and management’s experience is that affordable age-restricted housing is among the most under-served housing needs in its markets. These figures are drawn from third-party sources the Company believes reliable but has not independently verified; they describe market conditions, not the Company’s results.

Why this housing fits the Company’s exit model

Affordable housing, workforce housing and age-restricted housing for residents 55 and older each serve a recognized public purpose. Unlike student housing, where the public-purpose test must be established project by project through a university relationship, housing of this kind is generally recognized as relieving a burden of government, which is the foundation for a qualified nonprofit organization to finance its acquisition with tax-exempt municipal bonds. A nonprofit owner of affordable housing may also qualify for low-income housing tax credits, which are sold to investors for equity that does not have to be repaid and that materially reduces the nonprofit’s cost of acquiring the property. For these reasons, the Company’s first-choice exit for every property under this strategy is a sale, once the property is renovated and stabilized, to a qualified nonprofit organization that has access to less expensive capital than the Company does. The nonprofit the Manager currently intends to use as purchaser is Project PRC Corporation, an independent 501(c)(3) on whose board Mr. Williams serves as chairman; any such sale would be approved by Project PRC’s independent board at a price supported by an independent appraisal, and it would present a conflict of interest, as described in Item 5.

The second exit is a sale to a Delaware statutory trust (“DST”) sponsored for the property. The DST market has grown substantially: according to Mountain Dell Consulting, DST programs raised approximately $8.4 billion of equity in 2025, a 49% increase over 2024 and nearly double 2023, and approximately $5.5 billion in the first seven months of 2026, a 31% increase over the same period of 2025, placing 2026 on pace for a record year. Managing broker-dealers with whom the Manager has spoken report that investors with Section 1031 exchange proceeds seeking replacement property through DSTs exceed the supply of suitable DST offerings, which the Manager believes makes a stabilized, cash-flowing affordable community an attractive DST asset. The third exit is a market sale, typically to an institutional buyer. The fourth is to hold the stabilized property, collect its cash flow, and sell when market conditions are favorable. As with the student housing strategy, no exit is assured, the Manager may change the intended exit for any property at any time, and the Manager’s objective is the most efficient, effective and profitable exit available when the property is ready.

Where the properties come from

The Company’s acquisition targets under this strategy are distressed and bank-owned multifamily communities offered by institutional lenders. A development the Manager has observed over the past several months has increased that supply. Federal immigration enforcement activity at apartment communities with large undocumented populations has, in the portfolios the Manager has reviewed, caused many residents to leave abruptly, leaving communities with occupancy so low that their owners could not service their debt and lenders took the properties back. Industry commentary is consistent with the Manager’s observation: multifamily analysts reported apartment vacancies rising rapidly in the second half of 2025 in submarkets across Texas, Florida, Arizona and Southern California, a John Burns survey found that older Class C properties were seeing occupancy fall after enforcement actions, and at least one Texas property was transferred to special servicing with servicer commentary citing enforcement operations as a cause of occupancy falling to 75%. Other factors, including the volume of new apartment construction in Texas, also contribute to softer occupancy, and the Company has no data isolating the effect of enforcement on any market. For a lender, a vacant community of this kind is both a non-performing asset and, for a public reporting company, a disclosure problem; in the Manager’s experience such lenders are motivated to sell quickly and at a steep discount to the property’s cost and stabilized value. The Manager has identified more than 2,000 units in Houston and Dallas in this situation, in addition to the North Houston portfolio described below, and believes the condition exists in a number of other markets.

How the Company underwrites and operates these properties

The Company intends to acquire such communities at a low basis, renovate them to the housing-quality and habitability standards of the U.S. Department of Housing and Urban Development and the applicable local housing authority, and lease them to residents whose rent is paid in whole or in part through Housing Choice Voucher (Section 8) programs, as well as to workforce residents paying market rents and, where the housing authority supports it, to residents 55 and older in age-restricted communities operated under the Housing for Older Persons Act. Because the purchase basis is low, the Manager underwrites rents at the housing authority’s voucher payment standards, on an all-bills-paid basis where that is how the authority pays, rather than at broker-quoted market rents. The property is thus underwritten to what its residents can actually pay, which insulates its revenue from the market-rate competition it would otherwise face. Operating budgets will be rebuilt from the ground up, including an elevated security allowance, and stabilized net operating income is valued at a capitalization rate the Manager considers appropriate for the asset. The Company intends to use third-party property management (Redstone Residential, an unaffiliated manager, is the Manager’s current operator of choice). Note that while the Manager has participated in various preliminary discussions, no agreement with the any housing authority has been executed, and the Company’s ability to lease to voucher holders depends on each property passing the authority’s inspection and on the continued funding of voucher programs.

Capital structure and the Company’s position

Unlike the student housing strategy, in which the Company intends to exit at a bond closing before construction, this strategy requires the Company to hold the property through acquisition, renovation and lease-up, typically 24 months or more. The Manager’s model is a project-level capital stack of senior debt, generally in the range of 65% of total cost, which may be agency, HUD-insured or bridge financing; an institutional equity partner providing approximately 90% of the required equity; and the Company providing approximately 10% of the equity. By way of illustration, if a renovation transaction required $20 million of equity, it is anticipated that the institutional partner will provide approximately $18 million in preferred equity, with the Company providing approximately $2 million. Each transaction is held in a project entity wholly owned by the Company. In such transactions, the Manager and its affiliates would be expected (on behalf of the Company) to source and negotiate the acquisition, act as sponsor of record to the senior lender and the equity partner, engage and supervise the renovation contractor and manages the renovation program, and to provide asset management through stabilization and sale. The Manager and its affiliates will be compensated for that work by the Company as described through the payment of Company-level fees payable to the Manager described in Item 3 and potentially other compensation described in “Project-level compensation of Pioneer and other affiliates” in Item 5. On the sale or refinancing of a stabilized property, proceeds will be applied first to repay the senior debt, then to return any institutional equity partner’s capital (along with any negotiated preferred return or multiple; the Manager expects a typical multiple to be on the order of 1.7 times), and the remaining proceeds flow to the Company, with some portion of those proceeds being paid to the Manager and its affiliates as fees. Within the Company, net proceeds first replenish the Return-of-Capital Reserve and cover the Company’s costs; what remains is distributed as the Operating Agreement provides, 100% to Class A Members until their Preferred Return is paid, then 70% to Class A Members and 30% to the Manager.

Note that the structure described here is the Manager’s preferred model, not a term of any agreement. No debt or institutional equity has been committed for any project, and the terms of any Company project must be negotiated on a transaction-by-transaction basis.

The Company is evaluating a number of affordable- and workforce-housing opportunities, in various stages of introduction, negotiation and diligence, that it expects may close within the next twelve months; it has not executed a binding acquisition agreement for any of them, and completion of any purchase will depend on, among other things, the Company’s ability to raise additional capital.

What can change

Everything in this strategy is subject to the fluidity described under the Student Housing Strategy. The supply of lender-owned communities, the willingness of housing authorities to support voucher leasing and age restriction, the availability and cost of senior debt and institutional equity, the appetite of nonprofit purchasers, DST sponsors and institutional buyers, and the continued funding of voucher and tax-credit programs are all outside the Company’s control and change continually. The Manager will pursue, for each property, whichever acquisition structure and exit it judges most efficient, effective and profitable at the time, and the plan for any property may change materially from what is described here. See “Risk Factors” in the Offering Circular.

Complementary Land and Commercial Development Strategy

Why the Company needs this strategy

The Company’s two housing strategies determine where it goes and what it buys. They do not always determine what it ends up owning. In the markets the Company targets, land is often sold in tracts larger than a student-housing or affordable-housing project needs, or is priced so that acquiring the whole tract costs little more than acquiring the part the project requires. Properties the Company acquires may also come with excess land. Housing does not always make the best use of that land. Student housing in particular is parking-intensive: local codes require a set number of spaces per bed or per unit, so that spreading a student community across a large site consumes most of the site in surface parking and reduces the yield on every acre. When a market study shows that part of a site would be worth more as a hotel, a self-storage facility, neighborhood retail or another commercial use than as additional housing, the Company intends to capture that value rather than leave it on the ground. This strategy covers those situations: the development, co-development, sale or, in appropriate cases, acquisition of commercial real estate that complements the Company’s housing investments or that presents an opportunistic return on its own, outside the student, affordable, workforce and senior housing structures described above.

The Gates at PV as the first application

The Gates at PV project in Prairie View, Texas is an example of this strategy. The project owner, an entity under common control with Mr. Williams, holds six contiguous parcels totaling approximately 29.8 acres. Phase I, the existing 120-unit student-housing community, occupies Lot 1 (approximately 6.1 acres); Lot 3 holds the clubhouse. The Company has agreed to purchase Lots 4, 5 and 6, approximately 13.8 acres, under the Land Conversion and Exit Participation Agreement described in Item 5, and may in the future acquire Lot 2 (approximately 9.7 acres), though it has not committed to do so. Developing all of the remaining acreage as student housing would be inefficient for the parking reasons described above. The Manager’s current plan therefore combines a Phase II student-housing community with complementary hotel, self-storage and retail uses on Lots 4, 5 and 6, serving the university community and the traffic that Prairie View A&M University generates. The allocation of uses among the lots has not been finalized, no market study has been completed for the commercial components, and the plan may change as the university’s position, the Phase II financing and the market develop.

How the Company expects to execute

The Company does not intend to become a hotel operator, a self-storage operator or a retail developer. For each commercial component it expects to use one of three approaches, chosen on the economics of the particular site. First, where a parcel is worth more to a specialist than to the Company, the Company may subdivide the land and sell the parcel, converting excess land into cash at the point its value has been established by entitlement and by the adjacent housing. Second, where a market study supports a specific use and a development partner with the relevant expertise is available, the Company may enter into a joint venture with that partner. Third, where an existing commercial property is offered on terms that make it cash-flow positive at or soon after acquisition, including self-storage, warehouse and light industrial, office and retail properties, the Company may acquire it directly or with a partner. In every case the same third-party reviews that precede a housing acquisition apply: market study, appraisal, property-condition and environmental assessments, and the underwriting of the lender and any equity partner, any of which can cause a project to be withdrawn.

Exits

The exits for commercial components are the same four the Company uses elsewhere, applied in whatever order the particular asset supports: a sale to a nonprofit financed with tax-exempt bonds where the use qualifies, which is less common for commercial property than for housing; a sale to a Delaware statutory trust, for which stabilized, single-tenant or net-leased commercial assets are often well suited; a market sale to an institutional or other buyer; or a hold for cash flow until a sale is attractive. A subdivided parcel sold before development is itself an exit. The Manager’s objective, as with every Company investment, is the most efficient, effective and profitable exit available at the time, and the intended exit for any asset may change.

Limits and risks

This strategy is subordinate to the housing strategies: the Company does not intend to pursue commercial development for its own sake, and expects commercial components to arise from sites it controls or acquires for housing, or from opportunities that present an unusually favorable return. Development of hotel, self-storage and retail property carries entitlement, construction, absorption and operating risks different from those of housing, and hotel property in particular is sensitive to travel demand and operator performance; a joint-venture partner may fail to perform, and a parcel held for sale may not sell at the value the Company assigns to it. The commercial components of the Gates at PV project have not been designed, financed or committed, the Company does not yet own the land on which they are planned, and the Company’s capital for this strategy will depend on the amount raised in its offerings. See “Risk Factors” in the Offering Circular, including the risks relating to development and hotel projects and to transactions with affiliates.

Real-Estate Lending Strategy

Purpose and limits

The Company may also invest in debt secured by real estate. Every loan the Company considers must meet two tests before any underwriting begins: the collateral must be property the Company would be willing to own if it had to take it, and the loan must advance the Company’s overall plan, which in practice means student housing, affordable, workforce and senior housing, and the complementary commercial uses described above. Loans are underwritten by Pioneer Realty Capital, LLC, the Manager’s affiliate and a commercial mortgage banking firm, which may receive customary underwriting or servicing fees from borrowers in addition to the fees payable to the Company. The Company’s current underwriting guidelines, which apply to both senior and mezzanine loans except where a different standard is stated below, are: a maximum loan amount of $20,000,000; a term of one year with one six-month extension option; interest-only payments during the term, with principal due at maturity; a minimum debt yield of 10%; a minimum interest rate of the Wall Street Journal prime rate plus 5%; an origination fee of 2% of the loan amount, an exit fee of 1% and an extension fee of 2%, each payable to the Company; and collateral consisting of housing of the kinds the Company’s housing strategies target (student, affordable, workforce and senior housing) or property that complements such housing. Note that leverage limits differ for senior and mezzanine loans (and are stated under each heading below) and that the Company’s underwriting guidelines are only advisory, with the Company retaining full discretion to change these guidelines or deviate from them at any time.

The Company may also make or participate in short-term bridge loans and pursuit advances to project entities, including entities affiliated with the Manager, and may receive a negotiated return on such advances, as described under the Student Housing Strategy and the Affordable, Workforce and Senior Housing Strategy; loans to affiliated borrowers may be secured only by pledges of ownership interests rather than by liens on real estate and may be structurally subordinate to senior project debt. Beyond those advances, two forms of lending are contemplated.

Senior loans

The Company may make first-lien loans secured by a deed of trust or mortgage on real property. The Manager expects such loans to be uncommon, and to be made only where the opportunity is unusually favorable to the Company. A senior loan will not exceed 65% of the appraised value of the collateral. The Company’s standard practice before approving a senior loan is to engage an independent third-party underwriter to perform the credit analysis and due diligence, and to obtain the third-party reports customary for institutional real-estate lending: an appraisal by a state-certified appraiser, a property-condition assessment, a Phase I environmental site assessment, title and survey review, and the property’s operating and ownership history. The sponsor and its principals are subject to background and credit checks and to a sponsor-suitability analysis of their experience, liquidity, net worth and capacity to repay, including a review of personal or business financial statements as appropriate. Note that the Manager may vary this practice in a particular case where it concludes that the Company’s position is adequately protected without a given step. In most cases, a senior loan will be approved when the Company would be content to own the property at the loan amount.

Mezzanine loans

The Company’s preferred form of lending is mezzanine financing: a loan to the entity that owns the real estate, or to its parent, secured not by a lien on the property but by a pledge of 100% of the equity interests in the property-owning entity. The attraction of the structure is that, on a default, the lender’s remedy is to take over the ownership of the borrower entity, and with it the property, rather than to foreclose on real estate in competition with the senior lender. The Company intends to structure its mezzanine loans in accordance with the following standards:

●	Leverage. Total debt on the property, senior loan plus the Company’s mezzanine loan, will not exceed 80% of value, so that the sponsor has at least 20% of its own equity at risk below the Company. The Company’s mezzanine loan will not exceed 15% of the total capitalization, which implies a senior loan of approximately 65%. If the Company has to take over a project, it therefore steps into a property carrying approximately 65% senior debt, having funded 15% of the capital stack and having acquired the benefit of the defaulting sponsor’s 20% equity.

●	Collateral and control. The pledge will cover 100% of the equity interests in the property-owning entity, including governance and voting rights and not merely economic rights, and will be perfected so that the Company can take control promptly on a default. Under Articles 8 and 9 of the Uniform Commercial Code, that is done by having the owning entity opt in to Article 8, certificating the equity interests and delivering the certificates to the Company, which gives the Company perfection by control, the highest priority available. The loan documents will prohibit the borrower from reversing the opt-in or admitting new owners while the loan is outstanding. The Manager prefers borrowers organized as corporations, whose stock can be pledged and transferred in this manner with the least complication, and will require, in addition to the pledge, an irrevocable power of attorney and stock powers executed in blank that permit the Company to assume control of the entity immediately on a default, together with the borrower’s waiver of notices and other defenses to the extent the Uniform Commercial Code permits them to be waived. Where the borrower is a limited liability company, the same result can be obtained through an Article 8 opt-in and a pledge that expressly includes management and voting rights.

●	Intercreditor protection. The Company will not make a mezzanine loan without a written agreement with the senior lender. While the Company would consider accepting a mere recognition agreement in certain situations, it intends to bargain for a full intercreditor agreement of the kind that is standard in the commercial mortgage-backed securities market. Under such an agreement, the senior lender would acknowledge the mezzanine loan and give the Company the following: notice of any senior-loan default; the right to cure monetary and non-monetary defaults under the senior loan within stated periods; a standstill during which the senior lender will not accelerate or foreclose while the Company exercises its cure or purchase rights; the right to purchase the senior loan at par, without default interest or late charges, if the senior loan is accelerated or transferred to special servicing; and the senior lender’s agreement that the Company or its designee may take over the borrower entity, subject to customary qualified-transferee and replacement-guarantor requirements, without triggering a due-on-sale default. While the Company would prefer all of the above rights, senior lenders differ in what they will accept, and the Company may enter into mezzanine agreements without some or any of the rights listed above.

●	Underwriting. The same third-party reports, sponsor background and suitability review, and financial analysis required for a senior loan apply to a mezzanine loan. Because the Company’s remedy is to own the project, the underwriting of a mezzanine loan follows the same logic as the underwriting of an acquisition.

Experience with the structure

The Manager’s principal and Pioneer Realty Capital, LLC have used this structure in practice, and it is how the Manager’s affiliates came to own the Gates at PV Phase I project. An affiliate of the Manager, PV Mezz Fund, was the mezzanine lender to the original developer of the project, secured by a pledge of the ownership interests in the borrower entity under loan documents in which the borrower had waived notice. When the borrower defaulted, PV Mezz Fund exercised its rights under the pledge without the delay of a notice period, took control of the entity holding title, retired the project’s debt and completed construction; the Manager’s affiliates own the completed community today. That experience is the basis for the standards described in this section. It does not assure that any future mezzanine loan will perform or that the Company could exercise its remedies as effectively; the Company itself has not yet made a loan under these standards.

What can change

The Company has no obligation to lend and may make no loans at all. The Manager may change the Company’s underwriting guidelines at any time for any reason. Loan terms, including leverage, pricing and intercreditor protections, are negotiated for each transaction and may deviate from Company’s underwriting standards (without making changes to those standards) where the Manager concludes that the deviation is in the Company’s interest. A borrower may default, collateral may prove to be worth less than appraised (and even less than the loan), a senior lender may enforce its remedies before the Company can act, and a borrower’s bankruptcy filing could delay or impair the Company’s remedies notwithstanding the protections described. Loans to affiliated borrowers are not the product of arm’s-length negotiation. See “Risk Factors” in the Offering Circular, including the risks relating to real-estate-backed loans and pursuit advances.

Evaluation Criteria for Potential Acquisition

Acquisitions may be individual properties or portfolios and will generally consist of Class B and Class C multifamily assets of 100 to 1,000 units, acquired at a basis materially below replacement cost. The Manager generally screens opportunities against the following criteria, which are screening thresholds and not projections of the results of any investment: a purchase basis below replacement cost; existing occupancy that can be stabilized at 90% or better within approximately 24 months of acquisition; renovation cost generally not exceeding $15,000 to $20,000 per unit; leverage, when used, of 60% to 80% of value; and a clearly identified disposition path (see “Refinancing and Disposition” below). The Manager will use its professional network of lenders, special servicers, brokers and developers in each target market to identify opportunities, with the goal of acquiring assets before they are broadly marketed. Once an existing property is owned by the Company, the Company intends to increase the value of the properties it acquires by curing deferred maintenance and code deficiencies, renovating units to the applicable habitability standard, improving property-management and maintenance programs through an affiliated or third-party management company, and deploying capital upgrades aimed at increasing occupancy and net operating income.

Due Diligence and Financing

When the Company identifies a prospective property, it expects to execute a purchase contract, place an earnest-money deposit with the title company or other designated escrow agent, pursue the necessary financing and conduct due diligence, which will ordinarily include site and unit inspections, review of title and encumbrances, leases, income and expenses, physical-condition and environmental assessments and, for affordable and workforce assets, confirmation of the applicable housing authority’s habitability standards and voucher payment standards. After due diligence the Manager will determine, in its sole discretion, whether the property is suitable for the Company; if not, the Company will terminate the contract. The Company expects its debt financing will range from approximately 60% to 80% of the value of any given real estate investment, although the amount of debt on an individual property may be less than 60% or more than 80% of its value depending on market conditions. Financing may be obtained at acquisition or later, and may be used for development, property improvements, lease inducements and working capital, including the payment of distributions.

Joint Ventures, Co-Investment and Transactions with Affiliates

The Company may acquire properties or other real estate-related investments from, or invest, co-invest, joint venture or participate with, affiliates of the Manager or other real estate developers and investors, as determined by the Manager in its sole discretion. The Company’s investments to date — the Gates note receivable, the Gates Phase II deposit and the Kennedale Oaks membership interest — are each with entities under common control with the Company and managed by the same management team. The Manager also has relationships with unaffiliated real-estate sponsors with whom it may co-invest, such sponsors may require a priority or pari-passu return.

Employees

The Company has no employees, but has agreed to reimburse Pioneer Realty Capital, LLC, an affiliate of the Manager, for the portion of the compensation of certain of Pioneer’s employees attributable to time those employees devote to the Company’s business, calculated for each employee as a percentage equal to the share of the employee’s working time devoted to the Company multiplied by the employee’s compensation for the period. During the year ended December 31, 2025, Pioneer Realty Capital, LLC identified nine employees (including Charles Williams, the principal of the Manager) as devoting time to the Company, and the Company reimbursed $424,513 of allocated payroll for the year. During the first three quarters of 2026, Pioneer identified seven such employees. By way of illustration, Mr. Williams devoted approximately 27% of his working time (roughly 11 hours per week) to the Company in 2025 and approximately 35% (roughly 14 hours per week) the first nine months of 2026, and Mr. Shelley devoted approximately 95% (roughly 38 hours per week) in 2025 and approximately 75% (roughly 30 hours per week) during the first nine months of 2026. These reimbursements are charged to the Company and reflected in its financial statements.

Competition

The Company competes for investments with other real estate funds, REITs, institutional investors, developers, nonprofit organizations and individuals, many of which have greater financial resources, longer operating histories and lower costs of capital than the Company. Competition may increase acquisition prices, reduce the availability of attractive investments and reduce returns.

Bankruptcy, Receivership or Similar Proceedings

The Company has not been a party to any bankruptcy, receivership or similar proceeding.

Legal Proceedings

The Company is not currently a party to any legal proceeding that is material to its business or financial condition. As disclosed in the audited financial statements, the First Amendment to the Company’s operating agreement changed certain terms previously described in the Company’s offering materials; if a member who did not participate in approving the Amendment were to assert a claim that the offering materials contained material misstatements or omissions concerning the subject matter of the Amendment, the Company could incur legal and other costs, damages or other remedies under applicable federal or state securities laws. No such claim has been asserted, and the Company does not consider a loss to be probable or reasonably estimable at this time.

Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

PRC Equity Fund I, LLC is a Nevada limited liability company formed on May 22, 2024 to invest, directly or indirectly, in real estate assets throughout the United States, with an initial emphasis on student housing and multifamily properties. The Company issued its first Class A units in March 2025. As of December 31, 2025, the Company had issued 2,854 Class A units for $2,854,000 and had received an additional $108,000 of subscriptions for units to be issued. As of December 31, 2025, the Company’s investment activity consisted of a secured, related-party loan to Gates of PV Apt I, LLC. Subsequent to year-end, the Company also funded an investment in the Gates Phase II project and acquired a membership interest in CCBW-Kennedale LLC, as further described below.

Results of Operations — Year Ended December 31, 2025 Compared to the Period from May 22, 2024 (Inception) to December 31, 2024 (Restated)

For the year ended December 31, 2025, the Company recognized investment income of $114,717, consisting entirely of interest earned at 12% per annum on the funded advances under the Gates note receivable from their respective funding dates. The Company had no income in the 2024 inception period, as the Company had not yet funded any investment.

Total operating expenses for 2025 were $717,770, compared to $110,036 for the 2024 period. Operating expenses for 2025 consisted of reimbursed payroll of $424,513 for the nine Pioneer Realty Capital, LLC employees (including the Company’s two officers) whose time was allocated to the Company, rent and occupancy allocated to the Company of $84,000, data, research and subscriptions of $133,401, regulatory and filing fees of $21,484, travel of $49,406, and general and administrative expenses of $4,966. The increase over the 2024 period reflects the commencement of active operations in 2025 following qualification of the offering and issuance of units, with $508,513 being reimbursed to an affiliate for the Company’s share of personnel compensation and rent. No Asset Management Fee was charged for 2025; the fee was irrevocably waived by the Manager (see Note I and Note J to the financial statements).

The Company recorded a net loss of $(603,053) for the year ended December 31, 2025, compared to a net loss of $(110,036) for the 2024 period (restated). The net loss for 2025 reflects the Company’s early stage of operations, in which operating and offering-support costs exceeded the interest income earned on the Company’s investment.

Financial Condition

At December 31, 2025, the Company had total assets of $1,316,430, consisting of $26,147 in cash, a receivable due from the Manager of $85,172, the Gates note receivable of $1,090,394, and related interest receivable of $114,717. The Company had no liabilities at December 31, 2025. Total members’ equity was $1,316,430, consisting of paid-in capital (net of offering costs and returns of capital) of $1,921,519, subscriptions for units to be issued of $108,000, and an accumulated deficit of $(713,089). The Company has no off-balance-sheet arrangements, special-purpose entities, or guarantees of third-party obligations.

Monthly payments to Class A members are characterized under the operating agreement, as amended, as returns of capital that reduce each member’s unreturned capital contributions, rather than as distributions of earnings. Returns of capital to Class A members totaled $113,502 for the year ended December 31, 2025.

Due from Manager. At December 31, 2025, the Company had a net receivable of $85,172 from the Manager and its affiliate Pioneer Realty Capital, LLC, consisting of $29,620 collected by the Manager on account of the Asset Management Fee (which the Manager has since irrevocably waived) and $55,552 representing overpayments of other reimbursements by the Company to the Manager and its affiliates for offering costs, operating costs and payroll paid on the Company’s behalf. The balance arose from the restatement of the Company’s 2024 financial statements and the reclassification of amounts previously recorded as expenses or distributions. The net receivable was $287,048 at June 30, 2026, as reported in the Company’s interim financial statements; the increase from December 31, 2025 arose principally because the Manager collected $238,200 on account of the Asset Management Fee that it subsequently waived. Of the $267,820 collected on account of the fee in 2025 and 2026, the Manager has restored $89,500 in cash leaving $178,320 of those collections outstanding at September 30, 2026. The Manager intends to settle the remaining balance, either in cash or by offset against costs reimbursable to Pioneer, by December 31, 2026. The balance does not bear interest.

Liquidity and Capital Resources

The Company’s principal sources of liquidity are proceeds from its ongoing Regulation A offering, interest and principal payments received on the Gates note, and cash support provided by the Manager and its affiliates, who have paid certain Company operating and offering costs on the Company’s behalf and advanced cash to the Company. The Company’s principal uses of cash are investments in and advances under the Gates note and Phase II project, returns of capital to Class A members, and operating and offering-support costs.

The Company has a remaining undrawn commitment under the Gates note but does not expect to fund future advances. It expects to make additional investments from offering proceeds and investment cash flow. Management believes that continued investor subscriptions, together with Manager support and investment cash flow, will be sufficient to meet the Company’s cash requirements for the next 12 months; however, there can be no assurance that sufficient capital will be raised.

Subsequent Events (through September 30, 2026)

The audited financial statements reflect subsequent events through September 24, 2026, the date they were available to be issued; the following updates that information through September 30, 2026. From January 1, 2026 through September 30, 2026, the Company received approximately $3,203,000 of additional subscriptions (of which approximately $10,000 were refunded). During the same period the Company funded approximately $1,675,844 in the Gates Phase II project and $64,500 in Kennedale Oaks; received $78,000 of cash payments for accrued interest on the Gates note; and made returns of capital to Class A members of approximately $345,638. Effective August 14, 2026, the Company’s operating agreement was amended by the First Amendment, and by irrevocable waiver dated September 13, 2026 the Manager waived the Asset Management Fee for 2025 and prospectively. See Note K to the financial statements.

Plan of Operations

For the twelve months following requalification of the offering, the Company intends to continue raising capital and to deploy capital into real estate investments consistent with its investment criteria, including completion of its Gates Phase II investment and the contemplated acquisition of Lots 4, 5 and 6. The Company anticipates that it will be necessary to raise additional funds to fully implement its plan of operations.

Trend Information

Management believes the following trends are relevant to the Company’s strategy. The data below are drawn from third-party sources that the Company believes are reliable, but has not been independently verified. They describe market conditions, not the Company’s results, and there can be no assurance that these conditions will continue or will benefit the Company.

Shortage of affordable rental housing. The National Low Income Housing Coalition’s report The Gap (March 2026) estimates a national shortage of approximately 7.2 million rental homes affordable and available to extremely low-income renter households, with approximately 35 such homes available per 100 extremely low-income renter households nationally and 26 per 100 in Texas. Harvard’s Joint Center for Housing Studies (America’s Rental Housing 2026) reports that approximately 22.7 million renter households (about half of all renters) are cost-burdened and that roughly 2.5 million units renting for under $600 per month have been lost from the national stock over the past decade. Management believes this shortage supports demand for the renovated, voucher-eligible affordable and workforce housing the Company intends to acquire.

Lender-owned and distressed multifamily assets. Elevated interest rates and loan maturities have increased distress in the multifamily sector. Trepp reported a multifamily CMBS delinquency rate of approximately 8.0% in September 2026 (up from approximately 6.6% a year earlier), MSCI estimated approximately $22.8 billion of multifamily distress in the third quarter of 2025, and industry estimates place commercial and multifamily mortgage maturities in 2026 above $875 billion. Management believes these conditions increase the supply of bank-owned and lender-marketed multifamily assets available for purchase at a discount, which is the principal source of acquisitions under the Company’s affordable workforce strategy. The same conditions could, however, reduce the availability or increase the cost of financing for the Company’s own acquisitions.

Growth of the senior population. The University of Virginia Weldon Cooper Center projects that the population aged 65 and over will grow by approximately 38% nationally between 2020 and 2040, and by approximately 67% in Texas, with fourteen states (including Texas, Florida, Georgia, North Carolina and South Carolina) projected to grow faster than the national rate. NIC MAP has estimated that approximately 576,000 additional senior housing units will be needed by 2030 while senior-housing construction starts have declined by roughly two-thirds since 2021. Management expects a portion of the demand for the Company’s affordable and workforce communities to come from older residents.

Student housing and historically Black colleges and universities. Purpose-built student housing at the 175 largest university markets reported approximately 96% occupancy for the 2025–2026 academic year (RealPage), and enrollment grew at 42 of the 101 historically Black colleges and universities between 2019 and 2024 (IPEDS data, as reported by Inside Higher Ed), with several institutions reporting undergraduate enrollment well in excess of on-campus beds. The Company’s existing student-housing investment at Prairie View A&M University, and its intended future student-housing investments, depend on continued enrollment and on the Company’s ability to lease directly to students following the non-renewal of the Texas A&M University System master lease described in Item 1.

Costs of new construction and constrained supply. Elevated construction, insurance and financing costs have reduced new multifamily starts in many markets, which management believes supports occupancy and rents at existing, renovated properties acquired below replacement cost. The same cost pressures affect the Company’s planned renovation and development activities, including the contemplated hotel, self-storage and retail development on Lots 4, 5 and 6 of the Gates at PV project.

Offsetting considerations. The Company is at an early stage of operations with recurring net losses; substantially all of its investments are concentrated in a single related-party project in Prairie View, Texas, whose Phase I is itself subject to a refinancing of its senior obligations; the Company’s intended tax-exempt nonprofit exit has not yet been executed by the Company or the Manager; and the Company’s affordable and workforce strategy depends on relationships with lenders and housing authorities that have not yet been formalized. See “Risk Factors” in the Offering Circular.

Critical Accounting Policies

The Company prepares its financial statements in accordance with U.S. GAAP. The Company recognizes interest income on its note receivable under ASC 835 and ASC 310. Offering costs are deferred and charged against the gross proceeds of the offering within members’ equity upon issuance of units, in accordance with SEC Staff Accounting Bulletin Topic 5.A. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts. See Note B to the financial statements.

Item 3 — Directors and Officers

Officers and Significant Employees of the Manager

Name	Age	Title	Term of Office	Approx. hours/week
Charles Williams	60	Chief Executive Officer and President	Since 2024 (Company’s inception)	~14 hrs/week (2026)
J.C. Shelley	36	V.P. Investor Relations	Since 2024 (Company’s inception)	~30 hrs/week (2026)

Business Experience

Charles Williams, age 60 — President and Chief Executive Officer. Mr. Williams is the founder of PRC, Incorporated, the Fund’s Manager, and of PRC CRE Investments, LLC, the Manager’s acquisition arm. Mr. Williams has approximately 30 years of experience investing in commercial real estate. Mr. Williams studied engineering at DeVry University and earned an MBA with a concentration in accounting and business finance.

J.C. Shelley, age 36 — Vice President, Investor Relations. Mr. Shelley (Joseph C. Shelley) has served as Vice President, Investor Relations of Pioneer Realty Capital, LLC, the Manager’s affiliate, since January 2022, where he develops and manages relationships with registered investment advisors, broker-dealers, and accredited and institutional investors participating in Pioneer Realty Capital, LLC’s commercial real estate offerings, leads investor briefings and webinars, and serves as a primary point of contact for investors throughout the investment lifecycle, supporting the Company’s investor relations and fund operations. From June 2020 to September 2021, Mr. Shelley served as Vice President and Banking Center Manager at First Horizon Bank, where he directed a full-service banking center, its staff, and its deposit base; from November 2019 to June 2020 he was a Branch Manager at Simmons Bank in Jackson, Tennessee; and from 2017 to 2019 he held progressive retail-banking roles at First Horizon Bank (formerly First Tennessee Bank), including Licensed Personal Banker. Earlier in his career (2008–2016), he held hospitality-management positions with Marriott-brand hotels, advancing to General Manager. Mr. Shelley completed coursework toward a Bachelor of Professional Studies in Organizational Leadership at The University of Memphis, holds a Life Insurance and Annuities license, and serves as a board member of the Jonah Affordable Housing Organization.

Family Relationships

There are no family relationships among the directors, officers or significant employees of the Company or the Manager.

Involvement in Certain Legal Proceedings

Neither the Company nor any director, officer or significant employee of the Manager has, during the past five years, been the subject of any bankruptcy proceeding, any criminal conviction (excluding traffic and other minor offenses), or any proceeding materially bearing on the integrity or ability of such person.

Compensation of Directors and Executive Officers

The Manager does not receive a salary in its role as Manager, and the officers of the Manager and its affiliates are employed by the Manager and its affiliates, not by the Company. However, the Company reimburses Pioneer Realty Capital, LLC for the portion of each employee’s compensation, attributable to time devoted to the Company (see Item 5). The following table shows the reimbursed compensation attributable to Charles Williams and J.C. Shelley actually charged to the Company:

Name / capacity	2024	2025	First three quarters of 2026
Charles Williams (President & CEO of the Manager)	-	$110,886	$107,024
J.C. Shelley (V.P. Investor Relations of the Manager)	-	$99,750	$59,063
Total reimbursed payroll (all allocated employees)	-	$424,513	$260,376

No payroll reimbursement was allocated to the Company during the 2024 period because the Company did not commence operations until March 2025. The 2025 amounts and the amounts for the nine months ended September 30, 2026 are from Pioneer Realty Capital, LLC’s payroll-allocation schedules (each employee’s allocation percentage multiplied by compensation for the period), which are the basis on which payroll is charged to the Company. The nine-month amount through September 30, 2026 for all allocated employees was $260,376.

The officers named above are employed and compensated by the Manager and its affiliates, not directly by the Company, and received no separate salary or fee from the Company in their capacities as officers for the year ended December 31, 2025. As described under “Reimbursed payroll and rent” in Item 5, however, the Company reimburses Pioneer Realty Capital, LLC for payroll costs allocated to the Company based on the portion of each individual’s working time devoted to Company matters, and that allocated payroll includes time spent by certain of the officers named above.

As of the date of this Report, Charles Williams receives an annual salary of $300,000 / year from Pioneer Realty Capital, LLC, J.C. Shelley receives an annual salary of $120,000 / year from Pioneer Realty Capital, LLC, with no scheduled salary changes.

In addition to the above, the Manager (PRC, Incorporated) is entitled to the following fees under the operating agreement, as amended on August 14, 2026:

●	Asset Management Fee — two percent (2%) of the gross revenue of the Company, paid no more frequently than monthly at the Manager’s discretion.

●	Acquisition and Pre-Development Fee — three percent (3%) of the final acquisition price of a Company real property asset.

●	Project Development Fee — three and one-half percent (3.5%) of total project development, rehabilitation or improvement costs.

●	Disposition Fee — two percent (2%) of the final disposition price of a Company real property asset.

●	Manager Share of Company Profit Distributions — as sole holder of the Class B interests, the Manager is entitled to thirty percent (30%) of Company profits available for distribution, with seventy percent (70%) distributed to Class A members pro rata.

By irrevocable written waiver dated September 13, 2026, the Manager waived the Asset Management Fee for the year ended December 31, 2025 and prospectively, until such time, if any, as it elects to reinstate the fee on a prospective basis. As of September 30, 2026, the Company has not reinstated this fee and has no intention to do so. As of September 30, 2026, no Acquisition and Pre-Development Fee, Project Development Fee or Disposition Fee had been earned by or charged to the Company and no Class B profit distributions had been made.

The Manager is also entitled to reimbursement of expenses incurred on behalf of the Company. As part of these reimbursements, the Company reimburses Pioneer Realty Capital, LLC, the Manager’s affiliate and the tenant under the office lease, for the Company’s proportionate share (approximately 67.6%) of Pioneer’s office rent and occupancy cost, as described in Item 5. The Company also reimburses Pioneer Realty Capital, LLC (an affiliate of the Manager), for the portion of each employee’s compensation attributable to time spent on Company matters, as described above.

Item 4 — Security Ownership of Management and Certain Securityholders

The following table sets forth certain information, as of September 30, 2026, as to the voting interests beneficially owned by (i) each person known by the Company to beneficially own more than 10% of any class of the Company’s voting interests, (ii) each person who is a Manager of the Company, and (iii) all Managers and officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount Acquirable	Percent of Class
Class B Interests	PRC, Incorporated, 433 East Las Colinas Blvd., Suite 1200, Irving, TX 75039	32,142 Interests	-	100%
Class A Interests	PRC, Incorporated, 433 East Las Colinas Blvd., Suite 1200, Irving, TX 75039	38 Interests	-	~0.6%
Class A Interests	Nathan Barnes, c/o PRC Equity Fund I, LLC, 433 East Las Colinas Blvd., Suite 1200, Irving, TX 75039	1,410 Interests	-	~22%

Class B Interests are held solely by the Manager, PRC, Incorporated, which is controlled and beneficially owned 100% by Charles Williams, who is therefore the indirect beneficial owner of all Class B Interests. The Manager also holds 38 Class A Interests: 28 subscribed for by PRC, Incorporated in June 2026 on the same terms as other investors in this Regulation A offering, and 10 acquired from a former member on September 10, 2026, as described in Item 5. As disclosed in Note K to the financial statements, 2026 subscriptions also included $100,000 (100 Class A Interests) from an individual retirement account of an individual related to Mr. Williams; those Interests are not held or controlled by the Manager or its officers. No other officer or affiliate holds Class A Interests. The only holder of more than 10% of the Company’s Class A Interests is Nathan Barnes. Percentages of Class A Interests are based on approximately 6,344 Class A Interests subscribed for as of September 30, 2026.

Item 5 — Interest of Management and Others in Certain Transactions

During the Company’s last two completed fiscal years and the current fiscal year, the Company engaged in the following transactions with the Manager, its affiliates, and other related parties, each of whom is under common control of or beneficially owned by Charles Williams, the Company’s principal:

●	Note receivable — Gates of PV Apt I, LLC. The Company holds a secured delayed-draw promissory note from Gates of PV Apt I, LLC, a related party under common control, with an outstanding principal balance of $1,090,394 at December 31, 2025 and interest income of $114,717 recognized for 2025. The note bears interest at 12% per annum, matures March 1, 2027, and is secured by a pledge of the Class B membership interests held by Pioneer Realty Capital, LLC. Subsequent to year-end, the Company funded approximately $1,675,844 in the Gates Phase II project and received $78,000 of cash payments on the note.

●	Deposit towards Real Property Acquisition: Gates at PV Phase II investment (Lots 4, 5 and 6). The investment is a separate instrument from the Gates note and relates to the Company’s contemplated acquisition of Lots 4, 5 and 6. The position is presently structured as an equity contribution rather than a deposit towards a purchase because negative-pledge covenants under the project’s existing senior loan currently prohibit a direct conveyance of the parcels. Upon the Project Owner’s retirement of that senior loan and release of the related covenants, the Lots are to be deeded to an entity wholly owned by the Company under a companion Land Conversion and Exit Participation Agreement. The Company intends to develop Lots 4, 5 and 6 for hotel, self-storage and retail uses.

●	Investment in CCBW-Kennedale LLC (Kennedale Oaks). The Company holds a membership interest in CCBW-Kennedale LLC, a Texas limited liability company that owns the Kennedale Oaks property at 425 Mansfield Cardinal Road, Kennedale, Texas, and is managed by Pioneer Realty Capital, LLC, an affiliate of the Manager. The Company’s capital contribution for its interest was $64,500. Under CCBW-Kennedale LLC’s company agreement, the company is manager-managed; distributions of excess cash are made at least quarterly to members pro rata in accordance with their percentage interests; no member is entitled to the return of, or to interest on, its capital contributions; and loans by members (if any) bear interest at 10% plus the prime rate. CCBW-Kennedale LLC has approximately twenty other, unaffiliated (arm’s-length) investors in addition to the Company, and the interests are illiquid and may not be transferred without the manager’s consent. If the Company determines it advisable, the capital deployed to Kennedale Oaks may be converted into a loan secured by the underlying real estate.

●	Reimbursed payroll and rent. Payroll for work performed on the Company’s behalf is paid in the first instance by Pioneer Realty Capital, LLC, the Manager’s affiliate, and the Company reimburses Pioneer for the portion of each employee’s compensation attributable to time spent on Company matters. The reimbursable amount is computed for each employee as that employee’s allocation percentage (the share of the employee’s working time devoted to the Company) multiplied by the employee’s compensation for the period; supporting allocation schedules are maintained for each period. Office rent and occupancy is reimbursed on a similar basis: the office lease is held by Pioneer Realty Capital, LLC, which is the tenant under each of its office leases, and the Company reimburses Pioneer for approximately 67.6% of the rent and occupancy cost, corresponding to the share of Pioneer’s personnel time devoted to the Company; Pioneer bears the remaining approximately 32.4% for its mortgage-banking and development businesses. For the year ended December 31, 2025, the Company was charged $424,513 of reimbursed payroll and $84,000 of allocated rent and occupancy. For the six months ended June 30, 2026, the Company was charged $173,584 of reimbursed payroll and $20,051 of allocated rent and occupancy. For the nine months ended September 30, 2026, the Company was charged $260,376 of reimbursed payroll (seven employees, including $107,024 for Mr. Williams and $59,063 for Mr. Shelley) and $20,051 of allocated rent, no rent having been allocated after April 2026. The decrease in allocated rent during 2026 reflects the expiration of Pioneer’s Arlington office lease in the spring of 2026 and a move to smaller premises; since October 2026 Pioneer has occupied a new location in Irving under an initial nine-month free-rent period, during which only common-area maintenance is payable, so the Company’s allocated rent is currently minimal and is expected to increase in future periods.

●	Affiliate-paid costs and reimbursement. During 2024, 2025 and 2026, the Manager and its affiliates paid certain Company operating and offering costs on the Company’s behalf, principally on affiliate credit cards, and the Company reimbursed the affiliates for such costs. In addition to the payroll and rent charged by Pioneer Realty Capital, LLC under the allocation schedules discussed above ($508,513 in 2025 and $280,427 in the first nine months of 2026), the Company paid the Manager and its affiliates, in cash, reimbursements for such affiliate-paid costs of $0 in 2024 (the Company had not yet received offering proceeds, and the 2024 costs were carried as a payable), $896,100 in 2025 and $346,370 in the first nine months of 2026. The 2025 payments exceeded the costs paid by the affiliates in 2024 and 2025 by $55,552, which, combined with the $29,620 collected on account of the subsequently waived Asset Management Fee, produced the receivable of $85,172 due to the Company at December 31, 2025 (Note C). Separately, $426,208 of the Company’s 2025 marketing costs were paid from the account of Gates of PV Apt I, LLC and credited against the principal of the Gates note (Note E).

●	Asset Management Fee and waiver. The operating agreement provides for an Asset Management Fee to the Manager equal to 2% of the Company’s gross revenue. By irrevocable written waiver dated September 13, 2026, the Manager waived the fee for 2025 and prospectively; accordingly, no Asset Management Fee has been charged to date or is currently accruing. However, the Manager collected Asset Management Fees of $29,620 in 2025 and $238,200 in 2026 prior to implementing the fee waiver. As of September 30, 2026, the Manager and its affiliates have returned $89,500 of these payments; the remaining $178,320 was outstanding at September 30, 2026 and is included in the net amount due to the Company from the Manager and its affiliates described under “Financial Condition” in Item 2. The Manager and its affiliates intend to repay these amounts, either in cash or by offset against reimbursable expenses, on or before December 31, 2026.

●	Net Amounts Due between the Company and the Manager and its Affiliates. At December 31, 2024, the Company owed $450,873 to the Manager and its affiliates, as discussed above. At December 31, 2025 and at June 30, 2026, the position had reversed and the Manager and its affiliates owed the Company $85,172 and $287,048, respectively, as described under “Financial Condition” in Item 2, including the $178,320 of waived fee collections that remained outstanding at September 30, 2026. The Manager intends to reduce the balance to zero by December 31, 2026. None of these related-party balances bear interest.

●	Purchase of member interest. On September 10, 2026, in connection with finalizing the Company’s financial statements following the restatement of its 2024 results, PRC, Incorporated (the Manager) acquired the 10 Class A units held by one unaffiliated member at that member’s initial purchase price less returns of capital previously received by that member.

●	Real estate-backed debt / Pioneer Realty Capital. The Company’s real estate-backed debt investments, if any, will be underwritten by Pioneer Realty Capital, LLC, an affiliate owned by the Company’s principal. Pioneer may receive loan underwriting and servicing fees from borrowers. These amounts are paid by the borrower rather than from Company funds, but they reduce the proceeds available to the Company.

Project-level compensation of Pioneer and other affiliates. In addition to the Company-level fees payable to the Manager described in Item 3, Pioneer Realty Capital, LLC and other affiliates of the Manager may receive compensation in connection with projects the Company sells to a nonprofit or other affiliated entity at a bond closing or other disposition of Company assets. Affiliates may receive property, asset and development management fees, construction-management fees, guaranty fees, and a negotiated return on advances. These amounts are paid by the project entity, borrower, or counterparty rather than from Company funds, but they may reduce the proceeds available to the project entity and therefore the price for which the Company will be able to sell such projects. Note that the operating agreement does not prohibit an affiliate from receiving compensation for a service for which the Manager also receives a Company-level fee. The Manager will approve such arrangements on the Company’s behalf, so they are not the product of arm’s-length negotiation. As of the date of this report, no project-related compensation has been earned by or paid to Pioneer or any other affiliate in connection with a Company investment.

See Notes C, E, F, I, J and K to the audited financial statements for additional detail.

Item 6 — Other Information

The following information is provided under Item 6 of Form 1-K. During the period covered by this report and through the date of this report, the following events occurred that were not previously reported on a Form 1-U:

Waiver of Manager’s Asset Management Fee. By irrevocable written waiver dated September 13, 2026, the Manager waived the Asset Management Fee for the year ended December 31, 2025 and going forward unless and until it elects to reinstate the fee on a basis consistent with the operating agreement and offering circular. Amounts previously collected by the Manager on account of the Asset Management Fee have been recognized as amounts due from the Manager following the waiver.

Commencement of Regulation D Offering. On October 11, 2026, the Company commenced a parallel offering of Class A Units pursuant to Regulation D, Rule 506(c). The Company is selling Class A units on the same terms as in its Regulation A offering.

Change in Broker-dealer. In 2026, Texture Capital, Inc. informed the Company that it would no longer act as broker-dealer for the Company’s Regulation A offering, and on October 2, 2026 the Company engaged Dalmore Group, LLC to serve as managing broker-dealer for its Regulation A offering.

Change in Transfer Agent and Distribution Account. On August 7, 2026, the Company engaged Great Lakes Fund Solutions, LLC to replace KoreConX as the Company’s transfer agent and recordkeeper. The conversion is in process, and Great Lakes is scheduled to assume the transfer-agent function on November 1, 2026; until then KoreConX remains the transfer agent of record.

No subscription escrow is currently in use. Investor subscription proceeds are received into the Company’s operating account at Origin Bank, as they have been since the minimum offering amount was reached and the original Enterprise Bank escrow was released in March 2025. Monthly distributions to Class A Members are paid from a third-party paying-agent account, at Old Glory Bank through June 2026 and at Encore Bank since July 2026, which also holds the Company’s distribution reserves. Upon completion of the Great Lakes conversion, an account at UMB Bank, N.A., administered by Great Lakes as agent, will hold the distribution reserves and will replace the Encore Bank account as the account from which distributions are paid.

Amendment of the Company’s Operating Agreement. On August 14, 2026, after obtaining a written resolution by the Members of the Company (the “Resolution”), Charles Williams, as CEO on behalf of PRC, Incorporated, the Manager of the Company, executed the First Amendment (“Amendment”) to the Limited Liability Company Operating Agreement of PRC Equity Fund I, LLC (the “Company Agreement”).

The Amendment made the following changes to the Company Agreement:

●	changed the Asset Management Fee from 10% of the aggregate amount of the Capital Contributions of Class A Members, annualized and paid monthly, to 2% of the gross receipts of the Company, paid monthly;

●	added a definition for “Conversion Date,” namely the first day of the first month following the date that is twenty-four (24) months after the date of the final closing of the Company’s Regulation A securities offering of Class A Units, or such earlier date as may be determined in the sole discretion of the Manager;

●	reduced the Disposition Fee of the sale price upon the sale of a Property from 10% to 2%;

●	changed the calculation of Preferred Return from a non-compounded per annum IRR of 10.0% to a cumulative, non-compounding annual return of 10% calculated monthly on each Class A Member’s then Unreturned Capital Contribution;

●	deleted the definition of Unrecovered Capital Contribution and replaced it with Unreturned Capital Contribution, defined as a Member’s aggregate Capital Contributions minus any return of capital pursuant to the Company Agreement, and replaced the term throughout;

●	amended the calculation of each Member’s Capital Account to decrease by the amount of capital returned to the Member rather than Net Capital Proceeds distributed to the Member;

●	amended the Distribution provision to permit the Manager to return Capital Contributions at any time in its sole discretion; and

●	amended and restated Exhibit “1” to provide for an initial return of capital before the Conversion Date, to provide for distribution of Net Cash Flow according to the revised calculation of the Preferred Return, and to provide for the distribution of Net Capital Proceeds to be applied first to accrued but unpaid Preferred Returns before Unreturned Capital Contributions.

The Resolution further acknowledged that the above changes reflected the Members’ intent and resolved that the changes be given effect retroactively to May 22, 2024 (the date of organization), to the fullest extent permitted by law.

Item 7 — Financial Statements

The Company’s audited financial statements as of and for the year ended December 31, 2025 (with comparative restated information for the period ended December 31, 2024), together with the report of the independent registered public accounting firm, are set forth below. Please note that the Company’s annual financials for the year ended December 31, 2024 are being restated to reflect additional formation and offering costs paid on the Fund’s behalf by an affiliate during 2024 that had not been previously recorded, and to recognize investor subscriptions received in escrow as of December 31, 2024, as discussed in Note H herein.

PRC EQUITY FUND I, LLC

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITOR’S REPORT

December 31, 2025 and 2024 (restated)

Independent Auditor’s Report

To the Manager of

PRC EQUITY FUND I, LLC

Opinion

We have audited the accompanying financial statements of PRC EQUITY FUND I, LLC (the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2025 and for the period from May 22, 2024 (inception) to December 31, 2024 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the related statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2025 and for the period from May 22, 2024 (inception) to December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Restatement of Previously Issued Financial Statements

As discussed in Note H to the financial statements, the accompanying 2024 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS, LLC

also d/b/a McNAMARA and ASSOCIATES, LLC

TAMPA BAY: 4920 W Cypress Street, Suite 102  |  Tampa, FL 33607  |  Office: 813.443.5048  |  Fax: 813.443.5053

JACKSONVILLE: 7800 Belfort Parkway, Suite 290  |  Jacksonville, FL 32256  |  Office: 888.410.2323  |  Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300  |  Orlando, FL 32810  |  Office: 888.410.2323  |  Fax: 813.443.5053

SOUTH FLORIDA: 3111 N. University Drive, Suite 621  |  Coral Springs, FL 33065  |  Office: 754.800.3400  |  Fax: 813.443.5053

www.assurancedimensions.com

“Assurance Dimensions” is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as “AD LLC”) and AD Advisors, LLC (“AD Advisors”), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tampa, Florida

September 24, 2026

ASSURANCE DIMENSIONS, LLC

also d/b/a McNAMARA and ASSOCIATES, LLC

TAMPA BAY: 4920 W Cypress Street, Suite 102  |  Tampa, FL 33607  |  Office: 813.443.5048  |  Fax: 813.443.5053

JACKSONVILLE: 7800 Belfort Parkway, Suite 290  |  Jacksonville, FL 32256  |  Office: 888.410.2323  |  Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300  |  Orlando, FL 32810  |  Office: 888.410.2323  |  Fax: 813.443.5053

SOUTH FLORIDA: 3111 N. University Drive, Suite 621  |  Coral Springs, FL 33065  |  Office: 754.800.3400  |  Fax: 813.443.5053

www.assurancedimensions.com

“Assurance Dimensions” is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as “AD LLC”) and AD Advisors, LLC (“AD Advisors”), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

PRC EQUITY FUND I, LLC

BALANCE SHEETS

As of December 31, 2025 and 2024 (restated)

	2025	2024 (restated)
ASSETS
Current assets:
Cash	26,147	1,285
Escrow cash	-	140,000
Deferred offering costs (Note G)	-	339,552
Due from Manager — related party (Note C)	85,172	-
Total current assets	111,319	480,837
Note receivable — related party (Note E)	1,090,394	-
Interest receivable — related party (Note E)	114,717	-
Total assets	1,316,430	480,837

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Due to member — related party (Note C)	-	450,873
Total liabilities	-	450,873

Members’ equity:
Paid-in capital, net of offering costs and returns of capital (Notes F and G)	1,921,519	-
Member units to be issued	108,000	140,000
Accumulated deficit	(713,089)	(110,036)
Total members’ equity	1,316,430	29,964

Total liabilities and members’ equity	1,316,430	480,837

The accompanying notes are an integral part of these financial statements.

PRC EQUITY FUND I, LLC

STATEMENTS OF OPERATIONS

For the year ended December 31, 2025 and the period from May 22, 2024 (inception) to December 31, 2024 (restated)

	2025	2024 (restated)
Investment income	114,717	-
Operating expenses:
Asset management fee — related party (Notes I and J)	-	-
Reimbursed payroll — related party (Note I)	424,513	-
Rent and occupancy — related party (Note I)	84,000	-
Data, research and subscriptions	133,401	41,468
Regulatory and filing fees	21,484	-
Travel	49,406	34,750
Sales and marketing	-	17,853
General and administrative	4,966	15,965
Total operating expenses	717,770	110,036
Loss from operations	(603,053)	(110,036)
Net loss	(603,053)	(110,036)

The accompanying notes are an integral part of these financial statements.

PRC EQUITY FUND I, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

From May 22, 2024 (inception) through December 31, 2025

	Class A Units Issued	Paid-in Capital	Units to be Issued	Accumulated Deficit	Total
Balance at inception, May 22, 2024	-	-	-	-	-

Net loss — 2024 period	-	-	-	(95,870)	(95,870)

Prior-period restatement (Note H)	-	-	-	(14,166)	(14,166)

Subscriptions received for units to be issued	-	-	140,000	-	140,000

Balance, December 31, 2024 (as restated)	-	-	140,000	(110,036)	29,964

Issuance of Class A units (2,854 units at $1,000 per unit)	2,854	2,854,000	(140,000)	-	2,714,000

Subscriptions received for units to be issued	-	-	108,000	-	108,000

Offering costs charged against capital (Note G)	-	(818,979)	-	-	(818,979)

Distributions to members — return of capital (Note F)	-	(113,502)	-	-	(113,502)

Net loss — year ended December 31, 2025	-	-	-	(603,053)	(603,053)

Balance, December 31, 2025	2,854	1,921,519	108,000	(713,089)	1,316,430

The accompanying notes are an integral part of these financial statements.

PRC EQUITY FUND I, LLC

STATEMENTS OF CASH FLOWS

For the year ended December 31, 2025 and the period from May 22, 2024 (inception) to December 31, 2024 (restated)

	2025	2024 (restated)
Cash flows from operating activities:
Net loss	(603,053)	(110,036)
Adjustments to reconcile net loss to net cash from operating activities:
Interest income accrued but not received	(114,717)	-
Net change in amounts due to (from) the Manager for costs paid on the Fund’s behalf	(536,045)	450,873
Net cash (used in) provided by operating activities	(1,253,815)	340,837

Cash flows from investing activities:
Investment in note receivable — related party	(1,090,394)	-
Net cash used in investing activities	(1,090,394)	-

Cash flows from financing activities:
Proceeds from equity raise	2,822,000	140,000
Distributions to members — return of capital	(113,502)	-
Offering costs paid	(479,427)	(339,552)
Net cash provided by (used in) financing activities	2,229,071	(199,552)

Net increase (decrease) in cash and escrow cash	(115,138)	141,285
Cash and escrow cash, beginning of period	141,285	-
Cash and escrow cash, end of period	26,147	141,285

Supplemental disclosure of noncash activity: during 2025, offering costs of approximately $383,914 were paid by the Manager and its affiliates on the Fund’s behalf and charged to the Fund through the related-party account, and $29,620 collected by the Manager on account of the Asset Management Fee was settled by offset against the note receivable from Gates of PV Apt I, LLC (Notes C and I).

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS — December 31, 2025 and 2024

Note A — Description of Business

Nature of operations. PRC Equity Fund I, LLC (the “Fund”) was organized on May 22, 2024 as a Nevada limited liability company to raise investor capital through a Regulation A offering and to develop, acquire and invest in commercial real estate assets, principally student, affordable and workforce housing. The Fund is managed by PRC, Incorporated (the “Manager”), an affiliate of Pioneer Realty Capital, LLC. The Fund accepted its first investor subscriptions in escrow in 2024 and issued its first membership units in March 2025.

Note B — Summary of Significant Accounting Policies

Basis of accounting. The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and escrow cash. Escrow cash represents investor subscription funds held in escrow pending issuance of the related membership units.

Note receivable. Amounts advanced to Gates of PV Apt I, LLC, a related party under common control, under a delayed-draw promissory note are carried at outstanding principal (Note E). Related-party expenses funded by the Manager on the Fund’s behalf are operating in nature.

Deferred offering costs. Specific incremental direct costs of the offering — legal, accounting, underwriting and placement (broker-dealer), transfer agent, regulatory and filing, and printing and marketing — are deferred and capitalized as a deferred asset while the offering is in process and are charged against the gross proceeds of the offering within members’ equity upon issuance of the related units, in accordance with SEC Staff Accounting Bulletin Topic 5.A. Costs that are not specific incremental direct costs of the offering, including general and administrative costs and travel, are expensed as incurred.

Investment income. The provisions of Financial Accounting Standards Board (“FASB”) ASC 606, Revenue from Contracts with Customers (“ASC 606”), provide guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. ASC 606 requires revenue to be recognized upon transfer of control of promised services to customers in an amount that reflects the consideration the Fund expects to receive in exchange for services that are distinct and accounted for as separate performance obligations. However, the Fund follows ASC 835, Interest, and ASC 310, Receivables, to recognize its interest income, as this revenue stream is exempt from ASC 606.

Income taxes. The Fund has elected to be taxed as a partnership; income taxes are the responsibility of the members. No provision for income taxes is recorded.

Use of estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts.

Note C — Due from Manager

At December 31, 2025, the Fund had a net receivable of $85,172 from the Manager, a related party under common control, consisting of (i) $29,620 collected by the Manager during 2025 on account of the Asset Management Fee, which the Manager has irrevocably waived (Notes I and J), and (ii) $55,552 representing the net balance of other amounts between the Fund and the Manager and its affiliates for offering costs, operating costs and payroll paid on the Fund’s behalf. At December 31, 2024 (restated), the Fund owed $450,873 to the Manager and its affiliates for offering costs, operating costs and payroll paid on the Fund’s behalf. The balance is due on demand, is non-interest bearing, and has no stated maturity.

Note D — Members’ Equity

The Fund has 75,000 Class A units and 32,142 Class B units authorized. As of December 31, 2024, no units had been issued, and $140,000 of investor subscriptions had been received in escrow for units to be issued. During the year ended December 31, 2025, the Fund issued 2,854 Class A units for $2,854,000 (including the $140,000 previously received) and received an additional $108,000 of subscriptions for units to be issued. Paid-in capital is presented net of offering costs charged against capital (Note G) and net of returns of capital to Class A members (Note F). Class A members receive returns of capital and accrue a preferred return as described in Note F, and share in net cash flow as defined in the operating agreement.

Note E — Note Receivable — Gates of PV Apt I, LLC (Related Party)

The Fund holds a note receivable from Gates of PV Apt I, LLC, a related party under common control, with an outstanding principal balance of $1,090,394 at December 31, 2025. The note is a discretionary delayed-draw promissory note effective March 1, 2025; it provides for a maximum commitment of up to $2,500,000, bears interest at 12% per annum (simple) on each funded advance, and matures March 1, 2027. Gross advances of $1,516,602 were reduced by a $426,208 return-of-principal credit (for PRC Equity Fund marketing costs paid from the Gates account), resulting in the $1,090,394 outstanding balance. The note is secured by a pledge of the Class B membership interests held by Pioneer Realty Capital. Under a companion Land Conversion and Exit Participation Agreement, upon retirement of the existing senior loan encumbering the property and the resulting ability to transfer the underlying real property, the Fund intends to purchase Lots 4, 5 and 6 for $4,900,000. The Fund recorded interest income of $114,717 on the note for the year ended December 31, 2025, computed at 12% per annum on the funded advances from their respective funding dates, with a corresponding interest receivable of $114,717 at December 31, 2025. The Fund’s Phase II investment in the project, which is a separate instrument from this note, was funded subsequent to year-end (Note K).

Note F — Returns of Capital and Preferred Return

Under the Fund’s operating agreement, as amended by the First Amendment effective August 14, 2026 (Notes J and K), Class A members receive monthly payments constituting a return of their initial capital contributions at a rate of no less than one-twelfth of ten percent (10%) per annum of such contributions. These payments reduce each member’s unreturned capital contributions and are not distributions of Fund earnings; they are presented as a reduction of paid-in capital. Returns of capital to Class A members during the year ended December 31, 2025 totaled $113,502, and Class A members’ unreturned capital contributions were $2,740,498 at December 31, 2025.

Separately, each Class A member accrues a cumulative, non-compounding preferred return of ten percent (10%) per annum on the member’s unreturned capital contributions, calculated from the member’s funding date. The preferred return is not guaranteed; it is payable solely from net cash flow, in the priority set forth in the operating agreement, following the Conversion Date as defined therein, and any deficiency accrues and carries forward. Returns of capital do not reduce accrued preferred return. Cumulative accrued and undistributed preferred return was approximately $133,084 at December 31, 2025. Accrued preferred return represents a distribution priority among members and is not a liability of the Fund.

Note G — Offering Costs

Offering costs are charged against members’ capital rather than expensed. Offering costs identified in the 2024 period were capitalized as a deferred offering-cost asset at December 31, 2024 and, together with offering costs incurred in 2025, were charged against the gross proceeds of the offering upon issuance of units in 2025. Total offering costs charged against members’ capital were $818,979, as follows:

Offering costs capitalized in 2024 (deferred asset; Note H)	339,552
Offering costs incurred in 2025 (marketing, legal, transfer agent, accounting, broker-dealer and placement)	479,427
Total offering costs charged against members’ capital	818,979

The broker-dealer and placement fees paid to Texture Capital, Inc. (the Fund’s registered broker-dealer) represent a 1% placement commission on subscriptions and are included in offering costs.

Note H — Restatement of 2024 Financial Statements

Subsequent to the issuance of the 2024 audited financial statements, management identified adjustments requiring restatement of the December 31, 2024 financial statements, principally: (i) additional formation and offering costs paid on the Fund’s behalf by an affiliate that had not been previously recorded, of which $339,552 represents specific incremental direct offering costs (deferred and capitalized as a deferred asset) and $14,166 represents general and operating costs (charged to accumulated deficit); and (ii) recognition of $140,000 of investor subscriptions received in escrow at December 31, 2024, with a corresponding amount recorded as units to be issued. The effect on the December 31, 2024 balance sheet is summarized below:

	As previously reported	Restatement	As restated
Cash and escrow cash	5,940	135,345	141,285
Deferred offering costs	-	339,552	339,552
Total assets	5,940	474,897	480,837
Due to member — related party	97,179	353,694	450,873
Units to be issued	-	140,000	140,000
Accumulated deficit	(95,870)	(14,166)	(110,036)
Total members’ equity (deficit)	(91,240)	121,204	29,964

The restatement increased the 2024 net loss from $95,870, as previously reported, to $110,036. Offering costs deferred at December 31, 2024 were charged against members’ capital upon issuance of units in 2025 (Note G).

Note I — Related-Party Transactions

●	Asset management fee — the operating agreement, as amended, provides for an Asset Management Fee payable to the Manager equal to two percent (2%) of the gross receipts of the Fund, paid monthly. The Manager irrevocably waived the fee for the year ended December 31, 2025 and prospectively (Note J); accordingly, no Asset Management Fee was charged for 2025. Amounts of $29,620 collected by the Manager during 2025 on account of the fee are due to the Fund (Note C).

●	Reimbursed payroll — $424,513 of payroll incurred by the Manager on the Fund’s behalf was charged to the Fund for 2025.

●	Rent and occupancy — $84,000 of allocated rent and occupancy was charged by the Manager for 2025.

●	Due from Manager — $85,172 at December 31, 2025 (Note C).

●	Note receivable and interest income — Gates of PV Apt I, LLC; principal of $1,090,394 and interest income of $114,717 for 2025 (Note E).

●	Other Manager fees — the Manager is also entitled to an acquisition and pre-development fee, a project development fee, and a disposition fee, each attaching to a Fund real property asset, and to a profit allocation as provided in the operating agreement and offering materials. The Fund held no real property asset during 2025 and no such fees were earned or charged.

Note J — Commitments and Contingencies

Gates credit facility. As described in Note E, the Fund’s maximum commitment under the Gates delayed-draw credit facility is $2,500,000, of which approximately $1,090,394 was funded as of December 31, 2025, leaving an undrawn commitment of approximately $1,409,606. The facility is discretionary, and the Fund is not obligated to fund draw requests.

Operating agreement amendment and fee waiver. Members holding a sufficient percentage of the Fund’s outstanding membership interests approved, by written resolution in accordance with the operating agreement, the First Amendment to the operating agreement, effective August 14, 2026. The Amendment revises the Asset Management Fee payable to the Manager, provides that monthly payments to Class A members constitute returns of capital with the preferred return accruing separately on unreturned capital contributions (Note F), and amends related capital account, distribution and liquidation provisions. By irrevocable written waiver dated September 13, 2026, the Manager waived in its entirety any Asset Management Fee otherwise payable with respect to the year ended December 31, 2025, and declined to charge, accrue, or collect the fee for periods after December 31, 2025 unless and until it elects to reinstate the fee on a basis consistent with the operating agreement and offering circular, any such reinstatement to be prospective only. Accordingly, these financial statements reflect no Asset Management Fee for 2025, compared with $296,200 previously accrued at ten percent (10%) of Class A capital contributions, and the related accrued payable of $266,580 has been reversed.

Potential claims relating to the Amendment. The Fund offered and sold its securities under Regulation A based in part on disclosures concerning fees and other compensation payable to the Manager and its affiliates and preferred returns payable to members. The First Amendment changes certain of those terms. The Fund believes the Amendment was duly and validly enacted by written resolution of the holders of a sufficient percentage of the Fund’s outstanding membership interests in accordance with the operating agreement and applicable law, and that members who declined to participate in the resolution would not prevail in any claim that the offering materials contained material misstatements or omissions concerning the subject matter of the Amendment. No such claim has been asserted. If a claim were asserted and determined to have merit, the Fund could incur legal and other costs, could be required to pay damages or other amounts, and could face other remedies or adverse consequences under applicable federal or state securities laws. No liability has been recorded for this matter, as the Fund does not consider a loss to be probable or reasonably estimable at this time.

Note K — Subsequent Events

Management evaluated subsequent events through September 24, 2026, the date these financial statements were available to be issued.

Offering and investment activity. The Fund’s Regulation A offering (maximum $75,000,000) remains ongoing. From January 1, 2026 through September 24, 2026 the Fund received approximately $3,203,000 of additional investor subscriptions, of which $10,000 received in July 2026 is being refunded, and funded approximately $1,740,000 of additional investments, consisting of $1,675,844 in the Gates at PV Phase II project and $64,500 in the Kennedale Oaks Townhome Development. Subscriptions received during the period included $128,000 from the Manager’s chief executive officer and from an individual retirement account of a related individual.

The Phase II investment is a separate instrument from the note receivable described in Note E. It represents an equity investment in the project and is not an advance under the $2,500,000 delayed-draw note, of which approximately $1,409,606 remained undrawn at December 31, 2025. Under the Land Conversion and Exit Participation Agreement, the Phase II investment entitles the Fund to take possession of Lots 4, 5 and 6, which the Fund intends to purchase; that purchase cannot close until the existing senior loan encumbering the property is retired.

Note receivable. During the period the Fund received $78,000 of cash payments on the note receivable from Gates of PV Apt I, LLC.

Distributions. The Fund makes monthly distributions to Class A members, which constitute returns of capital and do not reduce accrued preferred return (Note F). Distributions disbursed to Class A members from the Fund’s paying-agent accounts from January 1 through August 31, 2026 totaled $293,561, and a further $52,088 was transferred to the paying agent on September 10, 2026 for disbursement to members. The Fund paid professional, broker-dealer, transfer agent, payroll and other operating costs in the ordinary course.

Related-party activity. The Manager and its affiliate, Pioneer Realty Capital, LLC, pay certain Fund operating and offering costs on the Fund’s behalf, which are charged to the Fund and reimbursed. From April 1 through September 23, 2026, approximately $101,475 of Fund costs were charged on affiliate credit cards, and the Fund reimbursed the affiliate $162,870 in cash for Fund costs it had paid on the Fund’s behalf, comprising those credit-card charges together with payroll, office rent, and other operating and administrative costs. During 2026 through September 24, 2026, the Fund received $89,500 in cash from the Manager and its affiliate, representing partial restoration of amounts due from the Manager on account of the waived Asset Management Fee described below.

First Amendment to the operating agreement. Effective August 14, 2026, the Fund’s operating agreement was amended by written resolution of members holding a sufficient percentage of the outstanding membership interests, as described in Note J.

Waiver of the Asset Management Fee. By irrevocable written waiver dated September 13, 2026, the Manager waived the Asset Management Fee for the year ended December 31, 2025 and prospectively, and acknowledged that amounts previously collected on account of the fee are due to the Fund, as described in Notes C, I and J.

Item 8. Exhibits

Exhibit 2.1a*	PRC Equity Fund I, LLC Operating Agreement (Incorporated by reference to Exhibit 3 to PRC Equity Fund I, LLC Preliminary Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on September 17, 2024 (File No. 024-12507))

Exhibit 2.1b	First Amendment to PRC Equity Fund I, LLC Operating Agreement

Exhibit 2.2*	Articles of Organization (Incorporated by reference to Exhibit 2 to PRC Equity Fund I, LLC Preliminary Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on September 17, 2024 (File No. 024-12507))

Exhibit 4.1*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4 to PRC Equity Fund I, LLC Preliminary Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on September 17, 2024 (File No. 024-12507))

Exhibit 6.1	Documents concerning the Secured Loan to Affiliate (Gates of PV Apt I, LLC): Credit Agreement, Promissory Note, Pledge and Security Agreement, Issuer Consent and Acknowledgment, and Assignment of Uncertificated Membership Interest

Exhibit 6.2	Documents concerning the Deposit towards Real Property Acquisition (Gates at PV Phase II, Lots 4, 5 and 6): Land Conversion and Exit Participation Agreement.

Exhibit 11.1	Auditor Consent

* - Filed previously and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on October 29, 2026.

PRC Equity Fund I, LLC

/s/ Charles Williams
By: Charles Williams
CEO of PRC, Incorporated
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

PRC Equity Fund I, LLC

/s/ Charles Williams
By: Charles Williams
Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer
CEO of PRC, Incorporated
Manager